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                              April 21, 2021

       Todd Butz
       Chief Financial Officer
       Mayville Engineering Company, Inc.
       715 South Street
       Mayville, WI 53050

                                                        Re: Mayville
Engineering Company, Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed on March 5,
2021
                                                            File No. 1-38894

       Dear Mr. Butz:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Exhibits

   1. We note you have conducted the evaluation of your internal control over financial reporting, as required
by Exchange Act Rules 13a-15 and 15d-15, and provided an
                                                        assessment and a
conclusion as to the effectiveness of your internal control over financial reporting, as required
by Item 308(a) of Regulation S-K in your Form 10-K for the year ended December 31,
2020. Please amend your Form 10-K for the year ended December
                                                        31, 2020 to revise your
certifications (Exhibits 31.1 and 31.2) to include the complete introductory language
of paragraph 4 as well as paragraph 4b of Item 601(b)(31) of
                                                        Regulation S-K. Also,
please confirm you will revise your certifications in future interim reports to conform to
Item 601(b)(31).
 Todd Butz
FirstName   LastNameTodd  Butz Inc.
Mayville Engineering   Company,
Comapany
April       NameMayville Engineering Company, Inc.
       21, 2021
April 221, 2021 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at
(202) 551-3723
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing